UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

March 20, 2019

We hereby inform as a Relevant Information Communication that GyM S.A., a subsidiary of Graña y Montero S.A.A., has been awarded by Anglo American Quellaveco S.A. the works corresponding to the construction of the Concentrator Plant of the Quellaveco Project for an amount of US$317,902,670.89 plus value added tax.

Through the aforementioned award, GyM S.A. will be responsible for the construction of the Concentrator Plant of the Quellaveco Mine, which includes the civil and concrete works, structural, mechanical and piping erections, and electrical and instrumentation works.

GyM S.A. has been involved in more than 50 mining projects throughout its history, and holds the foremost expertise in the construction of concentrator plants in the country, having built 21 plants.

GyM S.A. has acquired extensive experience in projects of similar magnitude to Quellaveco’s, having recently built the most important and largest mining plants, such as Cerro Verde, Las Bambas, Antapaccay, Antamina y Toromocho among others.

This award, together with the recently awarded Quebrada Blanca Phase 2 Project for Teck Mining in Chile, reflect the advances of Graña y Montero’s new business and compliance strategies, focused in positioning the company as a highly qualified option to contribute to the mining sector on with regional reach.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: March 20, 2019